

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 30, 2009

Kendra Low
Baja Mining Corp.
2350-1177 West Hastings Street
Vancouver, British Columbia V6E 2K3

> **Re:** **Baja Mining Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 1, 3009**
> **File No. 0-51690**

Dear Ms. Low:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 20-F</u>

1. We note your statement under Item 5 starting on page 39 that "Unless expressly stated otherwise, all references to dollar amounts in this section are to thousands of Canadian dollars." Please include similar clarification in each place where you have stated amounts in thousands and/or in Canadian dollars, such as in Item 6 relating to executive compensation or Item 7 with respect to related party transactions.

Risks Related to the Business of Baja Mining Corp.

Certain of our officers and directors also serve as officers and/or directors of other
mineral resource companies, which may give rise to conflicts, page 19

2.   Please discuss all other offices in other companies held by your officers and
        directors. Disclose the amount or percentage of time that your executive officers
        and directors spend on your business.

Item 9. The Offer and Listing, page 74

3.   You state that your common shares trade on the OTCBB under the symbol
        "BAJFF." We note that currently you are quoted on the Pink Sheet's OTCQX.
        Please tell us when you ceased being listed on the OTCBB.

Material Contracts, page 77

4.   Please provide a summary of each contract that includes the terms and conditions
        of the contract, the parties, and amount of consideration.

Engineering Comments

Form 20-F

General

5.   We note that your website and some press releases refer to or use the terms
        "measured," "indicated," and "inferred," resources. If you continue to make
        references on your web site or press releases to reserve measures other than those
        recognized by the SEC, please accompany such disclosure with the following
        cautionary language or provide a legal disclaimer tab or page:

                Cautionary Note to U.S. Investors -The United States Securities and
                Exchange Commission permits U.S. mining companies, in their filings
                with the SEC, to disclose only those mineral deposits that a company can
                economically and legally extract or produce. We use certain terms on this
                website (or press release), such as "measured," "indicated," and "inferred"
                "resources," which the SEC guidelines strictly prohibit U.S. registered
                companies from including in their filings with the SEC. U.S. Investors are
                urged to consider closely the disclosure in our Form 20-F which may be
                secured from us, or from our website at http://www.sec.gov/edgar.shtml.

        Please indicate the location of this disclaimer in your response.

Project Description and Location, page 27

6.   Please insert a small-scale map showing the location and access to each material
        property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note
        the EDGAR program now accepts Adobe PDF files and digital maps, so please
        include these maps in any amendments that are uploaded to EDGAR. It is
        relatively easy to include automatic links at the appropriate locations within the
        document to GIF or JPEG files, which will allow figures and diagrams to appear
        in the right location when the document is viewed on the Internet. For more
        information, please consult the EDGAR manual, and if additional assistance is
        required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing
        Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the
        guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require
        maps and drawings to comply with the following features:

        •   A legend or explanation showing, by means of pattern or symbol, every
            pattern or symbol used on the map or drawing.

        •   A graphical bar scale should be included. Additional representations of scale
            such as "one inch equals one mile" may be utilized provided the original scale
            of the map has not been altered.

        •   A north arrow.

        •   An index map showing where the property is situated in relationship to the
            state or province, etc., in which it was located.

        •   A title of the map or drawing, and the date on which it was drawn.

        •   In the event interpretive data is submitted in conjunction with any map, the
            identity of the geologist or engineer that prepared such data.

        Any drawing should be simple enough or of sufficiently large scale to clearly
        show all features on the drawing.

Mineral Reserves, page 35

7.   We note in table 8, you report mineral reserves as the open cut mine reserves.
        However, a review of the definitive feasibility study indicates the reserves you
        reported are the sum of both the open cut and underground reserves. Please
        clarify this in your filing. Please note that reporting both underground and surface
        reserves would be more informative and would reflect the complexity of your
        proposed mining plans.

Project Economics, page 35

8.   Please note that mineral reserves for a mineral property may not be designated
        unless:

        •   Competent professional engineers conduct a detailed engineering and
            economic study, and the "bankable" or "final" feasibility study demonstrates
            that a mineral deposit can be mined profitably at a commercial rate.

        •   historic three-year average commodity price is used in any reserve or cash
            flow analysis used to designate reserves

        •   The company has demonstrated that the mineral property will receive its
            governmental permits, and the primary environmental document has been
            filed with the appropriate governmental authorities.

        Your mineral prices are more conservative than the historical three-year average
        commodity price and are acceptable as stated in this filing. Please use the three-
        year historic average in your business cases for future updates to feasibility study
        or revised project cash flows.

Mining, page 37

9.   We note your Definitive feasibility Study (DFS) estimated the direct field capital
        cost of the Boleo Project to be US$407,000. A review of table 11 defines the cost
        to be US$407.45 million. Please correct your text here and elsewhere, to
        correspond to your updated capital estimates.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments. Please respond to these comments within 10
business days or tell us when you will provide us with a response. Please furnish a letter
that keys your responses to our comments and provides any requested information.
Detailed letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."]

You may contact Ken Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding the engineering comments. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief